

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

December 14, 2007

Zou Dejun
CEO of Jade Mountain Corp.
c/o Darren Ofsink, Esq.
Guzov Ofsink LLC
600 Madison Avenue, 14th floor,
New York, NY 10022

Re: Jade Mountain Corporation
        Registration Statement on Form SB-2
        Filed November 19, 2007
        File No. 333-147513

Dear Mr. Zou:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   You have indicated that Innomind is the accounting acquirer in the recapitalization transaction with Jade Mountain. However, you have provided historical financial statements of Dalian Rino, but not of Innomind. In this regard, it is not clear to us who the accounting acquirer is or what historical and pro forma financial statements are required in your filing. Please clarify who you have determined the accounting acquirer is, explain how this determination was made and demonstrate that your filing includes all the historical and pro forma financial statements required by Regulation S-B.

2.   We note that certain transactions were consummated on October 3, 2007 and October 5, 2007 by and among Jade Mountain, Innomind, Dalian Innomind and Dalian Rino. However, it is not clear to us the order in which these transactions occurred or how they are all accounted for in the historical financial statements. Please supplementally provide us a more detailed explanation and chronology of the transactions that took place to effect the acquisitions of Innomind and Dalian Rino and the recapitalization transaction with Jade Mountain.

Prospectus Summary, page 5

Share Exchange, restructuring Agreements and Private Placement Financing, page 8

3.   Please include the following information in this section:

- Describe in greater detail the transactions that still need to be completed and when you expect them to be consummated.
- Quantify in US dollars the purchase price for the assets.
- Disclose which subsidiaries are holding companies and describe the material assets held by each of Dalian Innomind and RINO.
- Disclose the potential risks relating to lack of direct ownership of RINO.

4.   Please disclose the purpose of the reverse stock split and subsequent stock split, including why you chose the split ratios used.

Our Corporate Structure, page 9

5.   Please show the RINO ownership held by Zou Dejun and Qju Jianping and the jurisdiction of organization for each entity in the diagram.

Risk Factors, page 13

An investment in our common stock involves a high degree of risk. . . ., page 13

6.   Please delete the first two sentences. All material risks should be described. If risks are not deemed material, you should not reference them.

Our Restructuring Agreements with RINO and its shareholders . . ., page 21

7.   Please address the potential conflicts of interest with your CEO, since he and his wife own RINO. For example, discuss whether the transactions relating to the restructuring agreements were similar to arms-length transactions with nonaffiliated parties.

Selling Stockholders, page 29

8.   Please tell us whether any of the selling stockholders, other than the persons affiliated with Douglas Financial, LLC, are broker-dealers or affiliates of a broker-dealer. If such selling stockholder is a broker-dealer, the prospectus should state that the seller is an underwriter. If a selling stockholder is an affiliate of a broker-dealer, provide the following representations in the prospectus: (1) the seller purchased in the ordinary course of business, and (2) at the time of the purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities. If you cannot provide these representations, state that the seller is an underwriter.

9.   For the selling stockholders that are legal entities, please disclose in footnotes to the table the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by that stockholder.

Background, page 31

10.   Please clarify whether the potential liquidated damages and issuances of additional securities would transfer to subsequent purchasers of the shares issued in the private placement.

Securities Purchase Agreement, page 32

11.   We note that the shares you issued in the October 2007 private placement appear to include numerous features, including the requirement to potentially issue additional shares, escrow arrangements, liquated damages and redemption provisions. In this regard, please disclose and discuss how you have accounted for the shares issued in the October 2007 private placement.

Registration Rights Agreement, page 34

12.   We note that a registration rights agreement subjects you to liquidated damages if this registration statement is not declared effective by March 3, 2008. Please disclose how you have accounted for this agreement and provide the appropriate disclosures in your financial statements. Refer to FSP EITF 00-19-2 for guidance.

Management's Discussion and Analysis or Plan of Operation, page 39

Critical Accounting Policies and Estimates, page 42

Revenue Recognition, page 42

13.   Please revise your disclosures to include a more comprehensive discussion of the nature and process of your manufacturing and installation projects, including the range and the average length of time it takes to complete desulphurization and de-oxidation equipment, the significant cost components of your projects and when they are generally incurred during a project, if projects require customer acceptance and how you specifically measure the extent of progress toward completion. Additionally, please specifically disclose when and how you include the costs of materials in your determination of the completion percentage of a contract and explain why you believe this policy is appropriate.

Liquidity and Capital Resources, page 49

14.   Given the significance of your accounts receivable, contracts in progress and deposits with suppliers' balances at September 30, 2007, please revise your filing to disclose the general terms of each of these assets and to specifically disclose the following as of the most current date practicable:
    •   amounts collected for accounts receivable;
    •   amounts billed and amounts collected for contracts-in-progress; and
    •   amounts received and amounts used for deposits with suppliers.

15.   Please disclose that you had negative operating cash flow for the nine-months ended September 30, 2007 and describe the reasons why, including a discussion of your accounts receivable, contracts in progress, and other current assets and prepaid expenses.

16.   Discuss the reasons for your high accounts receivables and other current assets and prepaid expenses and why they significantly increased during 2007.

Business – Customers, page 67

17.   It appears to us that the significant customer disclosures here and in note 14 on page F-25 are inconsistent. Please clarify or revise.

Directors and Executive Officers, page 71

18.   Please disclose whether Hare & Co. has designated a member of the board, as you discuss on page 32.

Certain Relationships and Related Transactions, page 75

19.   Please describe the loan from a stockholder as discussed on page F-8. File any related agreement as an exhibit.

20.   Please state the amount in US dollars at which the assets from the founders were acquired or are to be acquired and the principle followed or to be followed in determining such amount, and identify the persons making the determination and their relationship, if any, with the issuer or any promoter. If the assets were acquired by the promoter within two years prior to their transfer to the issuer, also state the cost thereof to the promoter. See Item 404(c)(ii) of Regulation S-B.

21.   Please disclose Chief Capital and Douglas Financial's relationship to the company.

Unaudited Consolidated Financial Statements, page F-2

General

22.   Given that the reverse acquisition appears to have occurred on October 5, 2007, it is not clear to us why you believe it is appropriate to reflect this transaction in the interim financial statements at September 30, 2007. It appears to us that for any period prior to the date of the reverse acquisition, you should provide separate historical financial statements of the accounting acquirer and accounting acquiree at and for the periods required by Regulation S-B, as well as pro forma financial statements that reflect the reverse acquisition. However, please be advised that if you provide updated financial statements that are as of a date subsequent to the date of the reverse acquisition, you should reflect the reverse acquisition in the updated historical financial statements. Please be advised that subsequent to the date of the reverse acquisition, the historical financial statements of the registrant become the historical financial statements of the accounting acquirer and accounting acquiree should be reflected as being acquired at book value as of the date of the reverse acquisition. Pleas advise or revise.

Note 2 – Organization, page F-5

23.   You have disclosed that the transaction between Dalian Innomind and Dalian Rino was accounted for as a reorganization of entities under "common control". However, it appears to us that Dalian Innomind, a wholly-owned subsidiary of Innomind was wholly owned and controlled by Zhang Ze, and that Dalian Rino was wholly owned by Zou Dejun and Qiu Jianping. Therefore, we do not understand how you determined that these entities were under common control. Please clarify or revise. Please explain how you accounted for Dalian Innomind's acquisition of the variable interest in Dalian Rino, including the accounting literature you relied on.

Note 3 – Principles of Consolidation, page F-6

24.   You indicate that the financial statements for 2007 include the "unaudited financial statements of Innomind and its wholly-owned subsidiary, Dalian Innomind and Dalian Rino, a Variable Interest Entity of Dalian Innomind." You also indicate that the comparative "unaudited condensed financial statements for 2006 include the unaudited financial statement of Dalian Rino." Please supplementally explain to us how you determined the appropriate financial statements to include and the accounting literature you relied on. Also, please reconcile this disclosure with the disclosure on page 42.

Note 4 – Revenue Recognition, page F-6

25.   Based on your disclosures, it appears to us that for certain projects you recognize revenue using the percentage of completion method and that for other projects you recognize revenue using the completed contract method. Please explain to us how and why you believe your policy complies with SOP 81-1.

Note 5 – Consolidation of Variable Interest Entity, page F-6

26.   Please supplementally provide us a comprehensive analysis supporting your assessment that Dalian Rino is a variable interest entity for which you are the primary beneficiary. Please better explain to us any facts and circumstances that could result in your inability to control Dalian Rino.

Part II. Recent Sales of Unregistered Securities, page II-I

27.   Please provide all the information required by Item 701 of Regulation S-B and list each transaction separately. For example, include the shares issued to Glenn Little and describe exemption from registration and the facts relied upon to make the exemption available.

Exhibit 5.1 – Legal Opinion

28.   Since the shares underlying the warrants are not currently issued, please revise to reflect that these shares will, when issued according to the terms of the warrants, be validly issued, fully paid and non-assessable.

29.   You can limit reliance with regard to purpose, but not person. Please revise the penultimate paragraph.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Dale Welcome at (202) 551-3865 or Anne McConnell at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Brigitte Lippmann at (202) 551-3713 or me at (202) 551-3767 with any other questions.

Sincerely,

Jennifer Hardy
Branch Chief